Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP)—FIRST QUARTER 2016 RESULTS

Highlights

•	Operating revenue of $444.0 million

•	Adjusted EBITDA[1] of $305.4 million

•	Cash and cash equivalents of $401.2 million

•	Distribution per unit of $0.25 with a coverage ratio of 5.27x

•	Economic utilization[2] of 99%.

•	Order backlog of $3.6 billion and average contract duration of 2.2 years as of May 25th.

Financial Results Overview

Total operating revenues for the first quarter were $444.0 million, compared to $467.2 million in the fourth quarter of 2015. The decrease is primarily related to the dayrate reduction on the West Polaris and a decrease in performance related bonuses achieved relative to the fourth quarter, partially offset by a full quarter of operations for the West Vencedor. The West Polaris dayrate reduction from $653,000 to $490,000 has no impact on Adjusted EBITDA or backlog since Seadrill Partners acquired the unit based on a $450,000 dayrate and pays anything above this rate, net of commissions, to Seadrill Limited in the form of deferred consideration.

Total operating expenses for the first quarter were $220.5 million, compared to $229.1 million in the previous quarter. The decrease is primarily due to efficiencies achieved in vessel and rig operating expenses and a reduction in overhead costs.

Operating income was lower for the quarter at $223.5 million ($238.1 million in Q4 2015) due to lower revenue, partially offset by reduced costs.

Financial and other items resulted in an expense of $112.7 million for the first quarter compared to an expense of $43.7 million in the fourth quarter primarily due to a loss on mark-to-market valuation of derivatives of $69.7 million compared to a gain of $19.2 million in the fourth quarter. This loss is related to our interest rate hedge book and was due to a decrease in interest rates in the period. The non-cash element of this expense was $57.5 million in the period.

Income before tax was $110.8 million for the first quarter compared to $194.4 million in the fourth quarter.

Income taxes for the first quarter were $37.6 million compared to $4.8 million in the fourth quarter. The increase is primarily due to tax law changes and additional provisions for uncertain tax positions. Cash tax paid in the quarter was $15.6 million compared to $14.7 million in the fourth quarter.

Net income attributable to Seadrill Partners LLC Members was $36.1 million for the first quarter compared to $96.2 million for the previous quarter.

Distributable cash flow1 was $99.2 million for Seadrill Partners’ first quarter as compared to $98.9 million for the fourth quarter giving a coverage ratio of 5.27x for the first quarter.

Distribution declared for the period was $0.25 per unit, equivalent to an annual distribution of $1.00.

[1]	Please see Appendix A for a reconciliation of Adjusted EBITDA and Distributable Cash Flow to net income, the most directly comparable US Generally Accepted Accounting Principles (“US GAAP”) financial measure.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.

Commercial Developments

1.	West Capricorn

In February the West Capricorn was placed on standby rate at 98% of contracted dayrate as the current operator evaluated its development plans. Subsequently, in May the unit was down-manned and placed on an extended standby rate of $315,600 per day for 30 days while the current operator evaluates its future drilling needs.

2.	West Capella

In May a notice of termination was received for the West Capella. In accordance with the cancellation for convenience provisions in the West Capella contract, Seadrill Partners will receive a payment of approximately $125 million in two equal installments, the first in the second quarter of 2016 and the second in the first quarter of 2017, plus other direct costs incurred as a result of the early termination. The rig is currently being marketed for new work.

Seadrill Partners’ order backlog as of May 25, 2016 is $3.6 billion and average contract duration is 2.3 years.

Financing and Liquidity

As of March 31, 2016, the Company had cash and cash equivalents, on a consolidated basis, of $401.2 million. Total liquidity for the company stood at $551.2 million at the end of the quarter, reflecting $150 million of undrawn capacity under our two revolving credit facilities.

Interest bearing debt was $3.9 billion as of March 31, 2016.

Net debt as at March 31, 2016 was therefore $3.5 billion giving a ratio of net debt to annualized adjusted EBITDA2 of 2.8:1.

As of March 31, 2016, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.5 billion, representing approximately 89% of debt obligations as of March 31, 2016. The average swapped rate, excluding bank margins, is approximately 2.26%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

Amendment to Certain Credit Facilities

In April we agreed to certain covenant amendments in relation to our three secured credit facilities where both Seadrill Partners and Seadrill Limited are guarantors. This forms part of a broader financing plan being negotiated between Seadrill Limited, our largest shareholder, and its banking group. We have consented to these amendments on the grounds that they are beneficial to Seadrill Partners. The three facilities are as follows:

1. $1.45 billion facility relating to the West Vela

2. $420 million facility relating to the West Polaris

3. $440 million facility relating to the T-15 & T-16

[2]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable US GAAP financial measure.

The covenant amendments applying to these three facilities extend to the end of June 2017 and relate to the following:

1.	A reset of the leverage covenant.

2.	A revised definition of the Equity Ratio to exclude the impact of changes to the market value of our rigs.

3.	A suspension of the provision that allows lenders to receive a prepayment under their secured credit facilities if rig values decline below a minimum value relative to the loan balance outstanding.

Market Commentary

The offshore drilling market remains challenging. Despite the increase in oil prices from the 12 year low of $27 per barrel during the first quarter, prices remain 60% below their 2014 highs. Short term supply disruptions have had effects on the oil price, indicating the market is closer to a supply demand balance than it has been for some time.

Focus from our customers’ remains on “balancing the books” in 2016 and 2017 with respect to revenue and planned expenditures. Major oil companies continue to cut activity levels for 2016 and 2017 and appear to have more rig capacity already under contract than they require, severely affecting new demand and leading to contract renegotiations and terminations. New fixtures continue to be primarily extensions, often blend and extend agreements. A more sustained period of recovery and price stability is needed before we expect to see increased demand from oil companies.

Scrapping activity continues in the floater market. Since the beginning of 2014 58 units have been scrapped, representing more retirements than over the prior 9 years combined. 19 of the 38 rigs rolling off contract in 2016 are 5th generation or below. These units will be challenged to find work for the foreseeable future as they are priced out of the market by more capable units and are candidates for retirement. 15 or 20 year old assets require significant capital investments to remain part of the active fleet and very few rig owners will find economic justification to keep these old assets working.

Currently 165 floaters are contracted, representing 56% marketed utilization. The current newbuilding orderbook stands at approximately 69 units. A significant number of these newbuild orders have been delayed or cancelled and we expect this trend to continue. Delayed or cancelled newbuildings will ultimately be added to the fleet, however until an improved market justifies taking deliveries, the vast majority will likely remain in the shipyards. Between now and 2018 there is a high likelihood that there will be overall contraction in the floater fleet due to delivery delays and scrapping activity.

Outlook

Adjusted EBITDA for the second quarter of 2016 is expected to be around $320 million. The West Capella termination payment is expected to be partly offset by the West Capricorn dayrate reduction.

Operations continue to be strong quarter to date and we expect to see economic utilization in line with the prior two quarters.

May 26, 2016

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in $ millions)	March 31, 2016	March 31, 2015
	Unaudited	Unaudited
Operating revenues
Contract revenues	$401.9	$385.9
Reimbursable revenues	12.5	10.1
Other revenues	29.6	4.7

Total operating revenues	444.0	400.7

Operating expenses
Vessel and rig operating expenses	109.7	118.5
Amortization of favorable contracts	17.7	11.2
Reimbursable expenses	11.5	9.2
Depreciation and amortization	67.7	57.5
General and administrative expenses	13.9	13.6

Total operating expenses	220.5	210.0

Operating income	$223.5	$190.7

Financial and other items
Interest income	2.3	1.0
Interest expense	(45.9)	(52.0)
Loss on derivative financial instruments	(69.7)	(51.9)
Foreign currency exchange gain / (loss)	0.6	(2.6)

Total financial items	(112.7)	(105.5)

Income before taxes	110.8	85.2

Income taxes	(37.6)	(14.3)

Net income	$73.2	$70.9

Net income attributable to Seadrill Partners LLC members	$36.1	$38.2
Net income attributable to the non-controlling interest	37.1	32.7
Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31, 2016	December 31, 2015
(in $ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	401.2	319.0
Accounts receivables, net	277.7	278.3
Amount due from related party	176.7	128.1
Other current assets	141.0	166.6

Total current assets	996.6	892.0

Non-current assets
Drilling units	5,493.4	5,547.3
Goodwill	3.2	3.2
Deferred tax assets	27.9	34.2
Amount due from related party	3.4	50.0
Other non-current assets	286.2	314.4

Total non-current assets	5,814.1	5,949.1

Total assets	6,810.7	6,841.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	93.8	93.8
Current portion of long-term related party debt	145.8	145.8
Trade accounts payable	44.2	24.1
Current portion of deferred and contingent consideration to related party	38.5	60.4
Related party payables	277.8	304.7
Other current liabilities	266.4	217.9

Total current liabilities	866.5	846.7

Non-current liabilities
Long-term debt	3,416.8	3,440.4
Long-term related party debt	156.0	160.2
Deferred consideration to related party	178.7	185.4
Deferred tax liability	49.0	43.7
Long-term related party payable	3.4	50.0
Other non-current liabilities	14.0	17.3

Total non-current liabilities	3,817.9	3,897.0

Total liabilities	4,684.4	4,743.7

Members’ capital:
Common unitholders (issued 75,278,250 units as at March 31, 2016 and as at December 31, 2015)	956.3	945.5
Subordinated unitholders (issued 16,543,350 units as at March 31, 2016 and as at December 31, 2015)	25.3	18.8
Seadrill member interest	—	—

Total members’ capital	981.6	964.3
Non-controlling interest	1,144.7	1,133.1

Total equity	2,126.3	2,097.4

Total liabilities and equity	6,810.7	6,841.1

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31, 2016	March 31, 2015
(in $ millions)	Unaudited	Unaudited
Cash Flows from Operating Activities
Net income	73.2	70.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67.7	57.5
Amortization of deferred loan charges	2.9	11.8
Amortization of favorable contracts	17.7	11.2
Loss on disposal of PPE	1.3	—
Unrealized loss on derivative financial instruments	57.5	38.9
Payment for long term maintenance	(13.3)	(10.1)
Deferred income tax expense / (benefit)	11.6	(1.8)
Accretion of discount on deferred consideration	4.4	4.5
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	0.7	52.9
Prepaid expenses and accrued income	2.6	1.6
Trade accounts payable	20.1	—
Related party balances	(52.5)	(45.2)
Other assets	27.3	10.0
Other liabilities	(1.2)	(44.0)
Changes in deferred revenue	(4.0)	(4.3)
Other, net	(0.7)	—

Net cash provided by operating activities	215.3	153.9

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(1.7)	(4.9)
Insurance refund	6.4	—

Net cash provided by / (used) in investing activities	4.7	(4.9)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Three months ended
	March 31, 2016	March 31, 2015
(in $ millions)	Unaudited	Unaudited
Cash Flows from Financing Activities
Repayments of long term debt	(26.3)	(24.6)
Repayments of related party debt	(35.3)	(8.2)
Contingent consideration paid	(31.6)	—
Cash distributions	(44.3)	(118.0)

Net cash used in financing activities	(137.5)	(150.8)

Effect of exchange rate changes on cash	(0.3)	1.1
Net increase / (decrease) in cash and cash equivalents	82.2	(0.7)
Cash and cash equivalents at beginning of the period	319.0	242.7

Cash and cash equivalents at the end of period	401.2	242.0

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling interest	Non- Controlling Interest	Total Members’ Capital
Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

Net income	28.7	6.3	3.2	38.2	32.7	70.9
Cash Distributions	(42.7)	(9.4)	(3.2)	(55.3)	(62.7)	(118.0)

Balance at March 31, 2015	$899.3	$8.6	$3.2	$911.1	$1,086.1	$1,997.2

Balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4

Net income	29.6	6.5	—	36.1	37.1	73.2
Cash Distributions	(18.8)	—	—	(18.8)	(25.5)	(44.3)

Balance at March 31, 2016	$956.3	$25.3	$—	$981.6	$1,144.7	$2,126.3

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP. The table below reconciles DCF to net income, the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below.

Adjusted EBITDA and DCF

	Three months ended
	March 31, 2016	December 31, 2015
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	36.1	96.2

Interest income	(2.3)	(2.1)
Interest expense	45.9	46.3
Loss/(gain) on derivative financial instruments	69.7	(19.2)
Depreciation and amortization	67.7	65.1
Foreign currency exchange loss	(0.6)	(0.4)
Income taxes	37.6	4.8
Loss on Bargain Purchase	—	19.1
Non-controlling interest [1]	37.1	93.4
Amortization of mobilization revenue	(4.5)	(4.3)
Amortization of favorable contracts	17.7	19.9
Standby revenue received	0.8	0.8
Mobilization revenue received	5.3	8.1
Deferred consideration payable	(5.1)	(18.9)

Adjusted EBITDA	305.4	308.8

Cash interest income	1.9	2.0
Cash interest expense (including interest rate swap net settlement amounts)	(50.3)	(51.5)
Cash tax paid	(15.6)	(14.7)
Estimated maintenance expenditure [2]	(18.7)	(18.7)
Estimated replacement capital expenditure [2]	(30.8)	(28.8)

Cash flow available for distribution	191.9	197.1

Cash flow attributable to non-controlling interest	(92.7)	(98.2)

DCF	99.2	98.9

Distribution declared	18.8	18.8
Coverage ratio	5.27x	5.26x

[1]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[2]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure. Annualized means the figure for the quarter multiplied by four. Annualized amounts are not indicative of historic or future performance.

Net income to Adjusted EBITDA

	Three months ended
	March 31, 2016	December 31, 2015
(in US$ millions)	Unaudited	Unaudited
Net income	73.2	189.6
Depreciation & Amortization	67.7	65.1
Net financial expenses	112.7	43.7
Tax	37.6	4.8
Amortization of mobilization revenue	(4.5)	(4.3)
Amortization of favorable contracts	17.7	19.9
Deferred consideration payable	(5.1)	(18.9)
Standby revenue received	0.8	0.8
Mobilization revenue received	5.3	8.1

Adjusted EBITDA	305.4	308.8

Annualized Adjusted EBITDA	1,221.6	1,235.2